ALMADEN MINERALS LTD,

1103 – 750 West Pender Street

Vancouver, B.C.  V6C 2T8

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2010 Annual General Meeting of the members of Almaden Minerals Ltd. (hereinafter called the "Company") will be held in the Ferguson Room, Terminal City Club, 837 West Hastings Street, Vancouver, B.C. V6C 1B6 on:

May 28, 2010

at the hour of 11:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended December 31, 2009 and the report of the Auditors thereon;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to determine the number of directors and to elect directors;

5.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 23rd day of April, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Duane Poliquin”

Duane Poliquin, Chairman